SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of October, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40

Company Announcement

2008 Third Quarter Results

Unibanco announces to the market that net income of the quarter ended on September, 30, 2008 reached R$704 million, totaling R$2.2 billion in the first nine months of 2008. Stockholders’ equity reached R$12.9 billion and the annualized return on average equity was 24.4% .

Recurring net income posted an increase of 5.6% and 16.8% in comparison to the third quarter of 2007 and nine months of 2007, respectively.

Total assets amounted to R$178.5 billion, representing an increase of 33.3% in comparison to September 30, 2007.

The loan portfolio reached R$74.3 billion, up 32.9% from September 30, 2007, 20.9% in 9 months of 2008, and 7.7% from 2Q08.

The asset quality of loan portfolio improved, with the total allowance for loan losses as a percentage of the portfolio classified as D to H reaching 102.6% on September, 2008 compared to 101.7% in June, 2008 and 98.9% in September, 2007.

The non performing loans coverage reached 118.1% in September, 2008 in comparison to 118.4% in June, 2008 and 118.0% in September, 2007.

The non performing loans as a percentage of total loan portfolio was 3.9% in September, 2008, versus 4.0% in June, 2008 and 4.1% in September, 2007.

Total funding through deposits plus debentures reached R$73.2 billion, posting an increase of 8.0% compared to the second quarter of 2008.

The annualized financial margin before provision for loan losses was 6.6% in 3Q08, impacted by the negative result from Treasury financial intermediation in September 2008 in the amount of R$17 million due to the significant reduction of our outstanding proprietary positions subject to market risks in the last month of the quarter. In 3Q08, the Treasury contribution to the financial margin was positive in R$97 million in comparison to R$154 million in 3Q07.

Foreign Currency Derivatives Transactions

The foreign currency derivative transactions entered into by Unibanco have two different categories:

1.1. Investments Abroad

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. Such transactions, as of September 30, 2008 represent a total amount of R$ 10.5 billion.

It is important to emphasize that such transaction have no impact on our results, since the mark to market of such derivatives is neutralized by the foreign currency fluctuation of our investments abroad.

1.2. Client’s Posititions

Unibanco enters into foreign currency derivative transactions as counterparty to its clients, mostly exporters, which seek to hedge their foreign currency cash flow from foreign currency fluctuations.

The mark to market of our clients positions, i.e., the amount for full settlement of outstanding positions of the so-called “target forward” transactions as of September 30, 2008 was equal to R$146 million, and the amount for the so-called “leveraged” transactions was R$190 million, which represent a credit exposure of less than 0.5% of our total assets.

For both investments abroad and client positions, we have structured the hedge through BM&F and other counterparties, thus off-setting the market risk for Unibanco. It means that all effects from foreign currency fluctuations have an equal magnitude effect in our obligations, but with an inverse signal, offsetting any impact in our results.

Subsequent Events

Due to the market conditions during the month of October, Unibanco would like to release the following information:

1. The Treasury financial margin contribution was above R$60 million up to October 22, 2008;

2. The mark to market of our client’s positions, i.e., the amount for full settlement of outstanding positions of the so-called “target forward” transactions as of October 23, 2008 was approximately R$200 million, and the amount for the so-called “leveraged” transactions was approximately R$800 million, which continues to represent a credit exposure of less than 0.5% of our total assets, essentially made with exporters.

Stock Repurchase Program

Considering the present release, Unibanco will restart the acquisition of shares with the purpose of keeping these shares in Unibanco and Unibanco Holdings’ Treasury in the terms of the Stock Repurchase Plan in place.

Full Financial Statements and Press Release

Unibanco’s full Financial Statements related to the quarter ended on September 30, 2008 will be available to the market on November 06, 2008.

The press conference call will be held on November 06, 2008 and the analyst conference call will be held on November 07, 2008, when the details will be released.

Legal disclaimer

Assertions in this document with regards to operating results and financials of Unibanco are based on accounting and financials internal control systems and official records of the company, that are subject to independent auditors review.

The results included in this document are non-audited figures of the 3Q08, therefore still subject to changes until the official release.

São Paulo, October 24, 2008.

UNIBANCO-UNIÃO DE BANCOS
BRASILEIROS S.A.

For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Av. Nações Unidas, 8.501 – 13th floor, SP 05425-070- Brazil
Tel.: (55 11) 3905-1980 / Fax: (55 11) 3905-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 24, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.